Registration No. 333-73746
MTN No. 575	Rule 424(b)(2)

AMENDED PRICING SUPPLEMENT No. 23 Dated February 12, 2003 (To Prospectus dated January 10, 2002)
$15,000,000,000
H O U S E H O L D F I N A N C E C O R P O R A T I O N
Medium Term Notes
Due Nine Months or More from Date of Issue
Principal Amount: $300,000,000
Price to Public: 99.946%		Proceeds to HFC: 99.721%
Issue Date: February 18, 2003		Stated Maturity: February 21, 2006
Redeemable On or After: Not Applicable

Interest Rate: 3.375%. subject to adjustment as set forth below in "Interest Rate Adjustment."

Interest Payment Dates: On the 21st of February and August of each year, commencing August 21, 2003, and the Stated Maturity. If said day is not a Business day, such interest payment date shall be postponed to the next succeeding Business Day except if such day falls in the next calendar month, such Interest Payment Date will be the immediately proceeding day that is a Business Day.

Regular Record Date: The date fifteen (15) calendar days (whether or not a Business Day) prior to each Interest Payment Date or the Stated Maturity, as the case may be.

Agent:	UBS Warburg LLC	$ 300,000,000
Agent's Discount or Commission: .225%		CUSIP: 44181KQ80

Interest Rate Adjustment: Beginning (a) on the first date following a Failed Acquisition Date or (b) on April 1, 2003, if the Acquisition has not closed by March 31, 2003, the interest rate applicable to the Notes will increase by 2.00% (200 basis points) to 5.375%. If the interest rate has been so increased, then, if applicable, on the first day following the completion of the Acquisition, the interest rate on the Notes will decrease to the original interest rate. A "Failed Acquisition Date" is the earliest public announcement by Household International, Inc. or HSBC Holdings plc that (a) the Acquisition will not occur, (b) either party has failed to receive the necessary shareholder approval for the Acquisition, or (c) either party has failed to receive the necessary regulatory approvals for the Acquisition. "Acquisition" means the acquisition of Household International, Inc. by HSBC Holdings plc pursuant to the definitive Agreement and Plan of Merger dated as of November 14, 2002, as described in the Company's Current Report on Form 8-K dated November 18, 2002.

Use of Proceeds: Total net proceeds from the offering of the Notes, after expenses, are expected to be approximately $299,163,000. The net proceeds of the offering of the Notes will be used, in part, by UBS Warburg LLC, ("UBS"), the underwriter in this offering, to purchase the $289,755,000 aggregate principal amount outstanding of Beneficial Corporation's 6.25% Medium-Term Notes, Series I due February 18, 2013 from an affiliate of UBS. UBS will then tender all of such Medium-Term Notes to Household Finance Corporation, the parent of Beneficial Corporation, in exchange for $289,755,000 aggregate principal amount of Notes. The remaining net proceeds from the offering will be used by Household Finance Corporation as specified in the Prospectus dated January 10, 2002.